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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: March 31, 2006
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SEC FILE NUMBER 1-16119
FORM 12b-25
CUSIP NUMBER 784121105
NOTIFICATION OF LATE FILING

(Check One):☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:  September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I – REGISTRANT INFORMATION
SFBC International, Inc. Full Name of Registrant
____________________ Former Name if Applicable
11190 Biscayne Boulevard Address of Principal Executive Office (Street and Number)
Miami, Florida 33181 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SFBC International, Inc.’s (the “Company”) Report on Form 10-Q for the quarter ended September 30, 2005 cannot be filed on a timely basis because Hurricane Wilma directly impacted the Company's ability to complete its quarterly report on a timely basis. As a result of the hurricane, communications and travel were severely impaired for approximately a one week period. This affected the Company’s Audit Committee, independent registered accountants and our corporate Miami accounting staff. After two postponements, the Company announced its earnings on Thursday, November 3rd, one week later than the originally scheduled date of October 27th.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
David Natan (Name)	(305) 895-0304 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total net revenue for the quarter ended September 30, 2005 was approximately $110.0 million, including reimbursable-out-of-pocket expenses of $22.4 million, as compared to total net revenue of $40.4 million, including reimbursable-out-of-pocket expenses of $3.1 million, for the quarter ended September 30, 2004. The Company’s net earnings for the quarter ended September 30, 2005 were approximately $9.2 million as compared to $5.3 million for the quarter ended September 30, 2004. The differences in total net revenue and net earnings result principally from the acquisition of PharmaNet, Inc. which was completed in December 2004.

SFBC International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           November 10, 2005               By   /s/  David Natan

David Natan, Chief Financial Officer

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).